UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 001-36206

BIT Mining Limited

428 South Seiberling Street

Akron, Ohio 44306

United States of America

+1 (346) 204-8537

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

EXPLANATORY NOTE

This report on Form 6-K, including the documents attached as Exhibits 99.1, 99.2, 99.3 and 99.4 to this report on Form 6-K, is hereby incorporated by reference into the Company’s Registration Statement on Form F-3, as amended, filed with the U.S. Securities and Exchange Commission on May 16, 2025 (Registration No. 333-287337), and shall be a part thereof from the date on which this current report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

TABLE OF CONTENTS

Exhibit 99.1	Press Release - BIT Mining Attempts to Rebrand as SOLAI to Reflect Strategic Shift Toward the Solana Ecosystem

Exhibit 99.2	2025 EGM Notice

Exhibit 99.3	2025 EGM Proxy Statement

Exhibit 99.4	2025 EGM Proxy Form

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIT Mining Limited

By:	/s/ Xianfeng Yang
Name:	Xianfeng Yang
Title:	Chief Executive Officer

Date: August 20, 2025